SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Delek US Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

24665A103

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel

Icahn Enterprises L.P.

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON CVR Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON IEP Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,975,560
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 6,975,560
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 24665A103	SCHEDULE 13D

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,975,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,975,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,975,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.41%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D originally filed with the Securities and Exchange Commission on March 19, 2020 (the “Schedule 13D”), by CVR Energy, Inc. (“CVI”), IEP Energy LLC (subsequently dissolved), IEP Energy Holding LLC (“Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Building LLC (subsequently dissolved), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”), and Carl C. Icahn (collectively, the “Reporting Persons”), with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of Delek US Holdings, Inc. (the “Issuer”), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On February 1, 2022, Energy Holding notified the Issuer that it intends to nominate and seek to elect 3 individuals to the Issuer’s board of directors at the 2022 annual meeting of stockholders of the Issuer. Biographical information for these 3 individuals is below.

Randall D. Balhorn’s business experience as an executive officer of entities involved in manufacturing, refining and distribution of petroleum, chemicals and energy, as well as his knowledge and experience with capital markets, commodities, real estate and the development, management and operations of terminals, logistics centers and energy-related infrastructure, make him well qualified to serve on the Board. Since December 2015, Mr. Balhorn has been the Vice President of Business Development at US Development Group, LLC (“USDG”). USDG is engaged in designing, developing, owning and managing large-scale modal logistics centers and energy-related infrastructure across North America. In 2008, Mr. Balhorn co-founded Cogent Energy Solutions, LLC (“Cogent”), a crude oil, condensate and refined products distribution and marketing business and the developer of a Casper, Wyoming terminal. Prior to Cogent, he led multiple energy trading businesses, including at Merrill Lynch, DTE Energy Trading and EDF Trading (a joint venture between Louis Dreyfus and Electricité de France). Mr. Balhorn also spent 20 years with Koch Industries where he held several leadership positions including President of Koch Carbon, President of Koch Fuels, President of Koch Oil and Koch Oil Ltd, President of Koch Supply and Trading and President of Koch Energy Services. Mr. Balhorn also has extensive experience in the investment, development and sale of commercial and residential real estate. Mr. Balhorn’s business address is c/o US Development Group, 811 Main Street, Suite 2800, Houston, Texas 77002. Mr. Balhorn does not own, beneficially or of record, any Shares.

George J. Damiris brings extensive management and operational experience gained from his time as a senior executive at a large, public petroleum refiner and marketer, including familiarity with day-to-day operations of, and significant insight into, issues facing the refining industry. Since 2016, Mr. Damiris has served as a member of the Board of Directors and as a member of the Compensation Committee (and since 2021, Mr. Damiris has served as Chairman of the Compensation Committee) of Eagle Materials Inc. (NYSE: EXP) (“Eagle Materials”), a supplier of heavy construction materials and light building materials in the United States that are essential in commercial and residential construction, public construction projects, and projects to build, expand and repair roads and highways. Since November 2021, he has also served as a member of the Board of Directors and as a member of the Compensation Committee and the Governance Committee of MRC Global, Inc. (NYSE: MRC), a leading global distributor of pipe, valves, fittings (PVF) and other infrastructure products and services to diversified end-markets including the gas utilities, downstream, industrial and energy transition, upstream production, and midstream pipeline sectors. Mr. Damiris previously served as Chief Executive Officer and President of HollyFrontier Corporation (NYSE: HFC) (“HollyFrontier”) from 2016 through 2019 and as a member of the Board of Directors of HollyFrontier from 2015 through 2019. He previously served as Executive Vice President and Chief Operating Officer from September 2014 to January 2016 and as Senior Vice President, Supply and Marketing from January 2008 until September 2014. Prior to his retirement from HollyFrontier, Mr. Damiris also served as a director of Holly Logistics Services, L.L.C. (NYSE: HEP), the general partner of the general partner of Holly Energy Partners, L.P., since February 2016, as CEO since November 2016 and as President since February 2017. Mr. Damiris joined HollyFrontier in 2007 as Vice President, Corporate Development after an 18-year career with Koch Industries, where he was responsible for managing various refining, chemical, trading and financial businesses. Mr. Damiris’ business address is 1720 N. Barrier Cove, Wichita, KS 67206. Mr. Damiris does not own, beneficially or of record, any Shares.

Robert Edward Kent, Jr. has over 40 years of experience in the petroleum refining industry, including extensive experience leading business organizations. Mr. Kent has served as President of REK Energy, LLC, which provides problem-solving and consulting services to refining, renewable diesel and petrochemical companies throughout the world, since 2012, and as a member of the board of directors of Sinclair Oil Company, a family-owned, vertically integrated oil company with upstream, refining, midstream and marketing operations since 2017. Since July 2021, Mr. Kent has served as a member of the Board of Directors and the Operating Committee and Compensation Committee of TOR Minerals International, Inc., a worldwide producer of specialty mineral products (OTC-Pink: TORM). Mr. Kent has served in various leadership positions in the refining and petrochemical industries, including as Vice President of Refining for Citgo Refining and Chemical Company from 2009 to 2012, as well as Vice President and Refinery Manager of Citgo’s Lake Charles and Lemont refineries between 2006 and 2008. Mr. Kent holds an MBA in Finance from the University of Minnesota Carlton School of Business and a Bachelor of Science in Chemical Engineering from University of Wisconsin. Mr. Kent’s business address is 326 Cape Cod Drive, Corpus Christi, Texas 78412. Mr. Kent does not own, beneficially or of record, any Shares. Mr. Kent currently beneficially owns 1,459 common units representing limited partnership interests in Delek Logistics Partners, LP, an affiliate of the Issuer, that he purchased in March 2013.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY IEP ENERGY HOLDING LLC AND AFFILIATES FROM THE STOCKHOLDERS OF DELEK US HOLDINGS, INC. FOR USE AT THE 2022 ANNUAL MEETING OF STOCKHOLDERS OF DELEK US HOLDINGS, INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF DELEK US HOLDINGS, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY IEP ENERGY HOLDING LLC AND AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 2022.

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons (other than CVI) may be deemed to beneficially own, in the aggregate, 6,975,560 Shares, representing approximately 9.41% of the Issuer’s outstanding Shares (based upon the 74,124,937 Shares stated to be outstanding as of October 29, 2021 by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 5, 2021). As of January 18, 2022, as more fully described below, CVI does not have beneficial ownership or record ownership of any Shares.

(b) Energy Holding has sole voting power and sole dispositive power with regard to 6,975,560 Shares. Each of Energy Holding, AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Shares. As of January 18, 2022, CVI does not have sole or shared voting power or sole or shared dispositive power with respect to any Shares and is no longer a member of a group (as such term is used in Rule 13d-5 of the Exchange Act) with the Reporting Persons.

(c) Other than the transaction described below, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons. On January 18, 2022, CVI disposed of 6,240 Shares underlying forward contracts at $9.7451 per Share (which includes commissions paid in the per Share price).

(d) Not applicable

(e) As of January 18, 2022, CVI does not have beneficial ownership or record ownership of any Shares and is no longer a member of a group (as such term is used in Rule 13d-5 of the Exchange Act) with the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

CVR ENERGY, INC.

By:	/s/ Dane J. Neumann
	Name:	Dane J. Neumann
	Title:	Executive Vice President and Chief Financial Officer

IEP ENERGY HOLDING LLC
By:	American Entertainment Properties Corp., its sole member

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Accounting Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Accounting Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
	Name:	Ted Papapostolou
	Title:	Chief Accounting Officer

BECKTON CORP.

By:	/s/ Irene March
	Name:	Irene March
	Title:	Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 11 to Schedule 13D – Delek US Holdings, Inc.]